Exhibit 99.4

FORM OF BROKER LETTER TO CLIENTS WHO ARE BENEFICIAL HOLDERS

PROVECTUS BIOPHARMACEUTICALS, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights

Distributed to Stockholders

and Holders of Certain Warrants

of Provectus Biopharmaceuticals, Inc.

[            ], 2016

To our Clients:

This letter is being distributed to our clients who are holders of Provectus Biopharmaceuticals, Inc. (the “Company”) common stock, $0.001 par value per share (the “Common Stock”), or holders of the Company’s class of warrants with an exercise price of $0.85 per share expiring June 19, 2020 (“Listed Warrants”) as of 5:00 p.m., Eastern Time, on [            ], 2016 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase units (“Units”). Each Unit entitles the holder to [                ] shares of the Company’s Common Stock and [            ] shares of Series C Convertible Preferred Stock (“Preferred Stock”). The Subscription Rights and Units are described in the prospectus dated [            ], 2016 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to [            ] Units on the terms and subject to the conditions described in the Prospectus, at a subscription price of $[        ] per Unit (the “Subscription Price”). The Company may, in its sole discretion, reduce the Subscription Price by up to 20%, and if the Company elects to reduce the Subscription Price per Unit, holders may elect to receive (i) proportionally more Units based on the payment amount the Company received from such holder in connection with the exercise of its Subscription Rights, or (ii) an amount in cash equal to the difference between such holder’s total payment amount at the original Subscription Price and the payment amount that would have been due for the number of Units for which such holder subscribed at the reduced Subscription Price. If a holder elects to receive cash in lieu of additional Units, the Company will remit such payment within 10 business days after the expiration date of the Rights Offering, without interest or deduction.

The Subscription Rights may be exercised at any time during the subscription period, which commences on [            ], 2016 and ends at 5:00 p.m., Eastern Time, on [            ], 2016, unless extended by the Company in its sole discretion; provided, however, that the Company may not extend the expiration date of the Rights Offering by more than 30 days past the original expiration date (as it may be extended, the “Expiration Date”).

As described in the Prospectus, holders will receive one Subscription Right for every [                ] shares of Common Stock and [            ] Listed Warrants owned on the Record Date, evidenced by non-transferable Subscription Rights certificates (the “Subscription Rights Certificates”). Each Subscription Right entitles the holder to purchase one Unit at the Subscription Price (the “Basic Subscription Right”).

Holders who fully exercise their Basic Subscription Right will be entitled to subscribe for additional Units that remain unsubscribed as a result of any unexercised Basic Subscription Right (the “Over-Subscription Privilege”). If sufficient Units are available, all Over-Subscription Privilege requests will be honored in full. If Over-Subscription Privilege requests for Units exceed the remaining Units available, the remaining Units will be allocated pro-rata among holders who over-subscribe based on the number of shares of Common Stock held by all holders exercising the Over-Subscription Privilege. If this pro rata allocation results in any holders receiving a greater number of Units than the holder subscribed for, then such holder will be allocated only the number of Units for which the holder oversubscribed, and the remaining Units will be allocated among all holders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated. If the Rights Offering is oversubscribed (after taking into account all Over-Subscription requests), the Company may increase the size of the Rights Offering, in its sole discretion, by up to 20%, and the Company will allocate such increased amount pro rata among its stockholders and holders of Listed Warrants who exercise both their Basic Subscription Right and their Over-Subscription Privilege in the same manner as described above.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole number. Any excess subscription payment received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Form of Beneficial Owner Election Form

3.	Instructions as to Use of Subscription Rights Certificates

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK OR LISTED WARRANTS HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Units to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Time, on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions. A holder may revoke its exercise of its Subscription Rights at any time before the Expiration Date of the Rights Offering, as may be extended, by following the procedures set forth in the section of the Prospectus entitled “The Rights Offering—Revocation Rights.” Any funds remitted to the Subscription Agent will be promptly returned to the holder upon proper revocation.

If you wish to have us, on your behalf, exercise the Subscription Rights for any Units to which you are entitled, please so instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT (844) 695-1509 OR COLLECT AT (720) 414-6879, OR TO MAXIM GROUP LLC, THE DEALER-MANAGER, AT SYNDICATE@MAXIMGRP.COM OR COLLECT AT (212) 895-3745.